UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Apex Capital Group, Inc.

(Name of Issuer)

Common Stock (Par Value $ 0.001 Per Share)

(Title of Class of Securities)

037534104

(CUSIP Number)

Fei Feng
No. 104-8, 2-1-1, Heping Nan Street
Heping District, Shenyang, Liaoning Province
People’s Republic of China 110006
Telephone: (0086) 24-23328709

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Fei Feng

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,421,853

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,421,853

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,421,853

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person IN

CUSIP No.	Page 3 of 6

Item 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Apex Capital Group, Inc., a Nevada Corporation (the “Issuer”). The principal executive offices of the Issuer are located at No. 507 Royal Plaza, 21-1 Wenyi Road, Shenhe District, Shenyang City, Liaoning Province, People’s Republic of China 110000.

Item 2. IDENTITY AND BACKGROUND

(a)  Name

This Statement is being filed by Ms. Fei Feng.

(b)  Residence or business address

The business address of Ms. Feng is No. 507 Royal Plaza, 21-1 Wenyi Road, Shenhe District, Shenyang City, Liaoning Province, People’s Republic of China 110000.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

Ms. Feng is an accounting member for Shenyang Fangyuan Group Kangping Aluminum Factory Company Limited (“Kangping Aluminum”), an aluminum manufacturer and wholly-owned subsidiary of the Issuer. The address of Kangping Aluminum is No. 507 Royal Plaza, 21-1 Wenyi Road, Shenhe District, Shenyang City, Liaoning Province, People’s Republic of China 110000.

(d-e) No Convictions or Proceedings.

During the last five years, Ms. Feng (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in her being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.

Ms. Feng is a citizen of the People’s Republic of China.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 26, 2006, the Issuer, Elwin Group Limited, a British Virgin Islands corporation (“Elwin”), and Elwin’s shareholders (including Ms. Feng) consummated a share exchange (the “Share Exchange”), pursuant to which Elwin’s shareholders transferred all of the equity securities of Elwin to the Issuer in exchange for newly issued shares of the Issuer’s Common Stock. As a result of the Share Exchange, Elwin, which is the sole owner of Kangping Aluminum, became a wholly-owned subsidiary of the Issuer, and Ms. Feng acquired 6,421,853 shares of the Issuer’s Common Stock.

CUSIP No.	Page 4 of 6

Item 4.  PURPOSE OF TRANSACTION

Ms. Feng acquired the shares of Common Stock reported in Item 5 below for investment purposes. Ms. Feng intends to continuously review her investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by her from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change her investment intent. Notwithstanding anything contained herein to the contrary, Ms. Feng specifically reserves the right to change her intentions at any time with respect to any or all of such matters, as she deems appropriate. In reaching any decision as to her course of action (as well as to the specific elements thereof), Ms. Feng currently expects that she would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer and the aluminum business generally, other business opportunities available to Ms. Feng, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Other than as described herein, Ms. Feng has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  According to a Current Report on Form 8-K filed by the Issuer on October 26, 2006, there were, as of such date, 32,194,761 shares of Common Stock outstanding. As of such date, Ms. Feng beneficially owned 6,421,853 shares of Common Stock, representing approximately 19.9% of the outstanding shares of Common Stock.

(b)  Ms. Feng has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by her as indicated above.

(c)  Except as described above, no transactions in the shares of Common Stock were effected by Ms. Feng during the past sixty days.

CUSIP No.	Page 5 of 6

(d)  No other person is known to Ms. Feng to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by Ms. Feng.

(e)  Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Securities Exchange Agreement, dated as of September 6, 2006, by and between Apex Capital Group, Inc., a Wyoming Corporation (“Apex Wyoming”), Dempsey Mork, Elwin and Elwin’s shareholders.

Exhibit 2	Assignment and Assumption Agreement and Consent to Assignment, dated as of October 26, 2006, by and among Apex Wyoming, the Issuer, Dempsey Mork, Elwin and Elwin’s shareholders.

CUSIP No.	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2005

/s/ Fei Feng
Fei Feng